Form 10-K, Exhibit 13
period 1995-12-31
COLUMBIA HCA HEALTHCARE CORP/
filed 1996-04-01
CIK 860730

                                                                      EXHIBIT 13

                      COLUMBIA/HCA HEALTHCARE CORPORATION
                            SELECTED FINANCIAL DATA
                   AS OF AND FOR THE YEARS ENDED DECEMBER 31
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                            1995       1994       1993       1992       1991
                          ---------  ---------  ---------  ---------  ---------
SUMMARY OF OPERATIONS:
Revenues................  $  17,695  $  14,543  $  12,678  $  12,226  $  11,722
                          ---------  ---------  ---------  ---------  ---------
Salaries and benefits...      7,101      5,963      5,202      5,062      4,924
Supplies................      2,558      2,144      2,015      1,948      1,774
Other operating
 expenses...............      3,418      2,722      2,351      2,292      2,153
Provision for doubtful
 accounts...............        998        853        699        652        638
Depreciation and
 amortization...........        981        804        689        670        647
Interest expense........        460        387        415        506        748
Investment income.......       (100)       (69)       (74)       (88)       (83)
Merger, facility
 consolidation and other
 costs..................        387        159        151        532        521
                          ---------  ---------  ---------  ---------  ---------
                             15,803     12,963     11,448     11,574     11,322
                          ---------  ---------  ---------  ---------  ---------
Income from continuing
 operations before
 minority interests and
 income taxes...........      1,892      1,580      1,230        652        400
Minority interests in
 earnings of
 consolidated entities..        113         40         18         25         24
                          ---------  ---------  ---------  ---------  ---------
Income from continuing
 operations before
 income taxes...........      1,779      1,540      1,212        627        376
Provision for income
 taxes..................        715        611        492        334        158
                          ---------  ---------  ---------  ---------  ---------
Income from continuing
 operations.............      1,064        929        720        293        218
Discontinued operations:
 Income (loss) from
  operations of
  discontinued health
  plan segment, net of
  income tax (benefit)..          -          -         16       (108)        16
 Costs associated with
  discontinuance of
  health plan
  segment, net of income
  tax benefit...........          -          -          -        (17)         -
Extraordinary charges on
 extinguishments of
 debt, net of income tax
 benefits...............       (103)      (115)       (97)       (23)      (114)
Cumulative effect on
 prior years of a change
 in accounting
 for income taxes.......          -          -          -         51          -
                          ---------  ---------  ---------  ---------  ---------
  Net income............  $     961  $     814  $     639  $     196  $     120
                          =========  =========  =========  =========  =========
Earnings per common and
 common equivalent
 share(a):
 Income from continuing
  operations............  $    2.37  $    2.16  $    1.75  $     .75  $     .59
 Discontinued
  operations:
 Income (loss) from
  operations of
  discontinued health
  plan segment..........          -          -        .04       (.27)       .05
 Costs associated with
  discontinuance of
  health plan segment...          -          -          -       (.05)         -
 Extraordinary charges
  on extinguishments of
  debt..................       (.23)      (.27)      (.24)      (.06)      (.34)
 Cumulative effect on
  prior years of a
  change in accounting
  for income taxes......          -          -          -        .13          -
                          ---------  ---------  ---------  ---------  ---------
  Net income............  $    2.14  $    1.89  $    1.55  $     .50  $     .30
                          =========  =========  =========  =========  =========
Shares used in computing
 earnings per common and
 common equivalent share
 (in thousands).........    448,714    429,295    413,036    394,378    334,676
Net cash provided by
 continuing operations..  $   2,254  $   1,747  $   1,585  $   1,776  $   1,607
FINANCIAL POSITION:
Assets..................  $  19,892  $  16,278  $  12,685  $  12,773  $  13,081
Working capital.........      1,462      1,092        835        899        917
Net assets of
 discontinued
 operations.............          -          -          -        376        411
Long-term debt,
 including amounts due
 within one year........      7,380      5,672      4,682      4,735      6,380
Minority interests in
 equity of consolidated
 entities...............        722        278         67         51         44
Stockholders' equity....      7,129      6,090      4,158      4,241      3,219
OPERATING DATA:
Number of hospitals at
 end of period..........        319        311        274        281        301
Number of licensed beds
 at end of period.......     61,347     59,595     53,245     53,457     54,616
Weighted average
 licensed beds..........     61,617     57,517     53,247     51,955     54,072
Average daily census....     25,917     23,841     22,973     23,569     25,819
Occupancy...............         42%        41%        43%        45%        48%
Admissions..............  1,774,800  1,565,500  1,451,000  1,448,000  1,486,200
Average length of stay
 (days).................        5.3        5.6        5.8        6.0        6.3

- --------
(a) Earnings per common and common equivalent share include the effect of preferred stock dividend requirements totaling $18 million in 1991.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The Selected Financial Data and the accompanying consolidated financial statements set forth certain information with respect to the financial posi-tion, results of operations and cash flows of Columbia/HCA Healthcare Corpora-tion ("Columbia/HCA") which should be read in conjunction with the following discussion and analysis.

BACKGROUND INFORMATION AND BUSINESS STRATEGY

Healthtrust Merger

  In April 1995, Columbia/HCA completed a merger transaction with Healthtrust, Inc. -- The Hospital Company ("Healthtrust") (the "Healthtrust Merger"). At the time of the Healthtrust Merger, Healthtrust operated 117 hospitals (ex-cluding 2 hospitals which are accounted for using the equity method) and cer-tain other ancillary health care facilities located in twenty-two states with annual revenues approximating $3.4 billion. For accounting purposes, the Healthtrust Merger was treated as a pooling of interests. Accordingly, the ac-companying consolidated financial statements and selected financial and oper-ating data included in this discussion and analysis give retroactive effect to the Healthtrust Merger and include the combined operations of Columbia/HCA and Healthtrust for all periods presented.

MCA Merger

  In September 1994, Columbia/HCA completed a merger transaction with Medical Care America, Inc. ("MCA") (the "MCA Merger"). MCA was a national provider of alternative-site health care services through the operation of free-standing surgical centers and certain other outpatient ancillary facilities located in twenty-six states with annual revenues in excess of $400 million. The MCA Merger was accounted for under the purchase method, and accordingly, the ac-companying consolidated financial statements and selected financial and oper-ating data included in this discussion and analysis include the operations of MCA since September 1, 1994.

EPIC Merger

  Prior to the merger with Columbia/HCA, Healthtrust completed a merger trans-action with EPIC Holdings, Inc. ("EPIC") (the "EPIC Merger") in May 1994. EPIC was a health care services provider that owned and operated 32 general acute care hospitals with annual revenues in excess of $1 billion. The EPIC Merger was accounted for under the purchase method, and accordingly, the accompanying consolidated financial statements and selected financial and operating data included in this discussion and analysis include the operations of EPIC since May 1, 1994.

HCA Merger

  Columbia Healthcare Corporation ("Columbia") completed a merger transaction with HCA -Hospital Corporation of America ("HCA") (the "HCA Merger") in Febru-ary 1994. At the time of the HCA Merger, HCA operated 97 hospitals located in twenty-one states with annual revenues in excess of $5 billion. For accounting purposes, the HCA Merger was treated as a pooling of interests. Accordingly, the accompanying consolidated financial statements and selected financial and operating data included in this discussion and analysis give retroactive ef-fect to the HCA Merger and include the combined operations of Columbia and HCA for all periods presented.

Galen Merger

  In September 1993, Columbia Hospital Corporation ("CHC") completed a merger transaction with Galen Health Care, Inc. ("Galen") (the "Galen Merger") to form Columbia. At the time of the

                      COLUMBIA/HCA HEALTHCARE CORPORATION
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

BACKGROUND INFORMATION AND BUSINESS STRATEGY (CONTINUED)

Galen Merger, CHC operated 22 hospitals and certain ancillary health care fa-cilities in five major markets located in Florida and Texas. Annual revenues of CHC were in excess of $1 billion. Galen operated 71 hospitals located in eighteen states and two foreign countries with annual revenues of approxi-mately $4 billion. The Galen Merger was accounted for as a pooling of inter-ests. Accordingly, the accompanying consolidated financial statements and se-lected financial and operating data included in this discussion and analysis give retroactive effect to the Galen Merger and include the combined opera-tions of CHC and Galen for all periods presented.

Spinoff Transaction

  Prior to the merger with CHC, Galen became a publicly held corporation on March 1, 1993 as a result of a tax-free spinoff transaction (the "Spinoff") by Humana Inc. ("Humana"). The Spinoff separated Humana's previously integrated hospital and managed care health plan businesses and was effected through the distribution of Galen common stock to then current Humana common stockholders on a one-for-one basis. For accounting purposes, because of the relative sig-nificance of the hospital business, the pre-Spinoff financial statements of Galen (and now those of Columbia/HCA) include the separate results of Humana's hospital business, while the operating results and net assets of Humana's man-aged care health plans have been classified as discontinued operations.

Business Strategy

  Columbia/HCA's business strategy centers on working with physicians and other health care providers to develop comprehensive, integrated health care delivery networks in targeted markets. This strategy typically involves sig-nificant health care facility acquisition and consolidation activities.

  During the past several years, hospital industry inpatient admission trends have been adversely impacted by cost containment efforts initiated by federal and state governments and various third-party payers, including health mainte-nance organizations, preferred provider organizations, commercial insurance companies and employer-sponsored networks. In addition, a significant number of medical procedures have shifted from inpatient to less expensive outpatient settings as a result of both cost containment pressures and advances in medi-cal technology.

  In response to changes in the health care industry, Columbia/HCA has devel-oped the following strategy to provide the highest quality health care serv-ices at the lowest possible cost:

  Deliver high quality services -- Through the use of clinical information systems and continuous quality enhancement programs, Columbia/HCA focuses on patient outcomes and strives to continuously improve the quality of care and service provided to patients.

  Become a significant provider of services -- Columbia/HCA attempts to (i) consolidate services to reduce costs and (ii) develop the geographic coverage necessary for inclusion in managed care and employer-sponsored networks in each market.

  Provide a comprehensive range of services -- In addition to the operation of general, acute care hospitals, Columbia/HCA also operates psychiatric and re-habilitation facilities, outpatient sur-gery and diagnostic centers, home health agencies and other services. This strategy enables Columbia/HCA to at-tract business from managed care plans and major employers seeking efficient access to a wide array of health care services.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

RESULTS OF OPERATIONS

  The following is a summary of continuing operations (dollars in millions, except per share amounts).

                                     1995            1994            1993
                                 --------------  --------------  --------------
                                 AMOUNT   RATIO  AMOUNT   RATIO  AMOUNT   RATIO
                                 -------  -----  -------  -----  -------  -----
Revenues.......................  $17,695  100.0  $14,543  100.0  $12,678  100.0
                                 -------  -----  -------  -----  -------  -----
Salaries and benefits..........    7,101   40.1    5,963   41.0    5,202   41.0
Supplies.......................    2,558   14.5    2,144   14.7    2,015   15.9
Other operating expenses.......    3,418   19.4    2,722   18.8    2,351   18.6
Provision for doubtful
 accounts......................      998    5.6      853    5.9      699    5.5
Investment income..............     (100)  (0.6)     (69)  (0.5)     (74)  (0.6)
                                 -------  -----  -------  -----  -------  -----
                                  13,975   79.0   11,613   79.9   10,193   80.4
                                 -------  -----  -------  -----  -------  -----
EBDITA (a).....................    3,720   21.0    2,930   20.1    2,485   19.6
Depreciation and amortization..      981    5.5      804    5.4      689    5.4
Interest expense...............      460    2.6      387    2.7      415    3.3
Merger and facility
 consolidation costs...........      387    2.2      159    1.1      151    1.2
                                 -------  -----  -------  -----  -------  -----
Income from continuing
 operations before minority
 interests and income taxes....    1,892   10.7    1,580   10.9    1,230    9.7
Minority interests in earnings
 of consolidated entities......      113    0.6       40    0.3       18    0.1
                                 -------  -----  -------  -----  -------  -----
Income from continuing
 operations before income
 taxes.........................    1,779   10.1    1,540   10.6    1,212    9.6
Provision for income taxes.....      715    4.1      611    4.2      492    3.9
                                 -------  -----  -------  -----  -------  -----
Income from continuing
 operations....................  $ 1,064    6.0  $   929    6.4  $   720    5.7
                                 =======  =====  =======  =====  =======  =====
Earnings per common and common
 equivalent share:
  Excluding merger and facility
   consolidation costs.........  $  2.90         $  2.40         $  1.99
  Merger and facility
   consolidation costs.........     (.53)           (.24)           (.24)
                                 -------         -------         -------
  Income from continuing
   operations..................  $  2.37         $  2.16         $  1.75
                                 =======         =======         =======
% changes from prior year:
  Revenues.....................     21.7            14.7             3.7
  EBDITA.......................     27.0            17.9             5.3
  Income from continuing
   operations before
   income taxes................     15.5            27.1            93.2
  Income from continuing
   operations..................     14.6            28.9           146.5
  Earnings per common and
   common equivalent share.....      9.7            23.4           133.3
Other information excluding the
 effect of
 merger and facility
 consolidation costs:
  Income from continuing
   operations
   before income taxes.........  $ 2,166   12.3  $ 1,699   11.7  $ 1,363   10.8
  Income from continuing
   operations..................    1,299    7.3    1,031    7.1      818    6.5
  % changes from prior year:
    Income from continuing
     operations before income
     taxes.....................     27.4            24.7            17.6
    Income from continuing
     operations................     26.0            25.8            15.7
    Earnings per common and
     common equivalent share...     20.8            20.6            10.6

- --------
(a) Income from continuing operations before merger and facility consolidation costs, depreciation, interest, minority interests, income taxes and amor-tization. Although EBDITA is not a measure of operating performance calcu-lated in accordance with generally accepted accounting principles, it is commonly used as an analytical indicator within the health care provider industry. In addition, EBDITA also serves as a measurement of leverage ca-pacity and debt service ability. EBDITA should not be considered as a measure of profitability or liquidity or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

RESULTS OF OPERATIONS (CONTINUED)

 Years ended 1995 and 1994

  Revenues increased 21.7% to $17.7 billion in 1995 compared to the same pe-riod last year, primarily as a result of acquisitions (including the EPIC Merger in May 1994 and the MCA Merger in September 1994) and growth in inpa-tient and outpatient volumes. On a same-hospital basis, revenues increased 10.2%, admissions increased 4.6% and adjusted admissions (adjusted to reflect outpatient activity) increased 8.6% from a year ago. The increase in outpa-tient activity is primarily a result of expanding home health and other outpa-tient ancillary services.

  Income before income taxes increased to $1.8 billion in 1995 from $1.5 billion in 1994 and pretax margins decreased to 10.1% in 1995 from 10.6% in 1994. Excluding the effect of the merger and facility consolidation costs charged in 1995 and 1994, income before taxes increased 27.4% to $2.2 billion in 1995 from $1.7 billion in 1994 and pretax margins increased to 12.3% in 1995 from 11.7% in 1994. The improvement in pretax income was attributable to the combination of growth in revenues and improvements in the margin. Pretax margins increased due to improvements in productivity and increased discounts on medical supplies. Salaries and benefits declined as a percentage of revenues to 40.1% in 1995 from 41.0% in 1994, and supply costs declined as a percentage of revenues to 14.5% in 1995 compared to 14.7% in 1994. The improvement in pretax margins was partially offset by an increase in other operating expenses as a percentage of revenues to 19.4% in 1995 from 18.8% in 1994. This was due, in part, to the outsourcing of certain services.

  Income before extraordinary charges increased 14.6% to $1.1 billion ($2.37 per share) during 1995 compared to $929 million ($2.16 per share) in 1994. Ex-cluding the effects of the merger and facility consolidation costs charged in 1995 and 1994, income before extraordinary charges increased 26.0% to $1.3 billion ($2.90 per share) in 1995 compared to $1.0 billion ($2.40 per share) in 1994.

  During 1995, Columbia/HCA recorded $105 million of pretax charges incurred in connection with the Healthtrust Merger. These costs included severance costs, investment advisory fees, and certain charges based upon management's implementation of actions to reduce corporate overhead costs and consolidate management information systems. In addition, pretax charges of $282 million were recorded to writedown assets to estimated net realizable value in connec-tion with management's plans to consolidate duplicative facilities and replace facilities in certain markets.

  During 1994, Columbia/HCA recorded $159 million (before income taxes) of merger and facility consolidation costs in connection with the HCA Merger.

  In connection with the Healthtrust Merger, approximately $1.8 billion of Healthtrust's debt was refinanced to reduce future interest expense and elimi-nate certain restrictive covenants, resulting in an after-tax charge of $103 million ($.23 per share).

  In connection with the HCA Merger, Columbia/HCA refinanced approximately $2.2 billion of long-term debt resulting in an after-tax charge of $115 mil-lion ($.27 per share).

 Years ended 1994 and 1993

  Revenues increased 14.7% to $14.5 billion in 1994 compared to the same pe-riod in 1993, primarily as a result of acquisitions (including the MCA and EPIC Mergers in 1994) and growth in inpatient and outpatient volumes. On a same-hospital basis, admissions increased 1.9% and outpatient visits increased 34.5% compared to the previous year. The increase in outpatient activity is primarily a result of expanding home health and other outpatient ancillary services.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

RESULTS OF OPERATIONS (CONTINUED)

  Income before income taxes increased to $1.5 billion in 1994 from $1.2 bil-lion in 1993 and pretax margins increased to 10.6% in 1994 from 9.6% in 1993. Excluding the effect of the merger and facility consolidation costs charged in 1994 and 1993, income before taxes increased 24.7% to $1.7 billion in 1994 from $1.4 billion in 1993 and pretax margins increased to 11.7% in 1994 from 10.8% in 1993. The improvement in pretax income was attributable to the combi-nation of growth in revenues and reductions in interest expense resulting from financing activities in 1994. In addition, pretax margins also increased due to increased discounts on medical supplies. Supply costs declined as a per-centage of revenues to 14.7% in 1994 compared to 15.9% in 1993.

  Income before extraordinary charges increased 28.9% to $929 million ($2.16 per share) during 1994 compared to $720 million ($1.75 per share) in 1993. Ex-cluding the effects of the merger and facility consolidation costs charged in 1994 and 1993, income before extraordinary charges increased 25.8% to $1.0 billion ($2.40 per share) in 1994 compared to $818 million ($1.99 per share) in 1993.

  During 1994, Columbia/HCA recorded $159 million (before income taxes) of merger and facility consolidation costs in connection with the HCA Merger. In connection with the Galen Merger, Columbia/HCA recorded charges in 1993 total-ing $151 million (before income taxes).

  Columbia/HCA incurred extraordinary charges (net of tax benefits) on early extinguishments of debt of $115 million in 1994 and $97 million in 1993.

LIQUIDITY

  Cash provided by continuing operations totaled $2.3 billion in 1995 compared to $1.7 billion in 1994 and $1.6 billion in 1993. The increase in 1995 over 1994 is primarily due to the cash generated from the hospitals and health care facilities acquired during 1995.

  During 1995, capital expenditures (including acquisitions and investments in and advances to affiliates) exceeded cash provided by continuing operations by approximately $1.2 billion. Additional sources of cash used to fund the capi-tal expenditures include the issuance of long-term debt and commercial paper borrowings. Cash flows were also used in 1995 and 1994 to fund $83 million and $146 million, respectively, of self-insured professional liability risks re-lated to prior years and, in 1993, to finance a payment of $135 million to Humana in connection with the Spinoff.

  Working capital totaled $1.5 billion at December 31, 1995 compared to $1.1 billion at December 31, 1994. Management believes that cash flows from opera-tions and amounts available under Columbia/HCA's revolving credit facilities and related commercial paper programs are sufficient to meet expected future liquidity needs.

  A substantial portion of the merger and facility consolidation costs re-corded during the past three years relate to the writedown of recorded assets and, accordingly, did not have a material adverse effect on cash flows from continuing operations.

  Investments of Columbia/HCA's professional liability insurance subsidiary to maintain statutory equity and pay claims totaled $1.2 billion and $973 million at December 31, 1995 and 1994, respectively.

  The Company has entered into various joint venture agreements whereby the partners have an option to sell or "put" their interest in the joint ventures back to the Company at prices based on fair value. The combined put price of all negotiated joint ventures is material and could have a significant affect on the Company's liquidity in the event all put options were exercised at the same time.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

LIQUIDITY (CONTINUED)

  In September 1993, the Board of Directors initiated the payment of a regular quarterly cash dividend of $.03 per common share.

CAPITAL RESOURCES

  Excluding acquisitions, capital expenditures totaled $1.5 billion in 1995 compared to $1.2 billion in 1994 and $1.1 billion in 1993. Planned capital ex-penditures in 1996 are expected to approximate $1.7 billion. Management be-lieves that its capital expenditure program is adequate to expand, improve and equip existing health care facilities.

  Columbia/HCA also expended $1.3 billion, $370 million and $167 million for acquisitions (excluding the MCA, EPIC, Healthtrust, HCA and Galen Mergers) during 1995, 1994 and 1993, respectively. In addition, Columbia/HCA acquired investments in and made advances to affiliates for aggregate cash payments of $609 million in 1995 compared to $6 million in 1994 and $12 million in 1993. See Note 9 of the Notes to Consolidated Financial Statements for a description of these activities.

  In connection with the MCA Merger consummated in September 1994 (accounted for under the purchase method), Columbia/HCA issued approximately 21.1 million shares of common stock in exchange for all outstanding shares of MCA common stock at an aggregate cost of $912 million.

  In connection with the EPIC Merger consummated in May 1994 (accounted for under the purchase method), Healthtrust paid cash in exchange for all out-standing shares of EPIC common stock at an aggregate cost of $266 million. The EPIC Merger was financed through the public offering of 5,262,400 shares of Healthtrust common stock (effected for the Healthtrust Merger exchange ratio), borrowings under bank credit agreements and internally generated funds.

  As part of its business strategy, Columbia/HCA intends to acquire additional health care facilities in the future. Since December 31, 1995 (through Febru-ary 29, 1996), Columbia/HCA has expended $214 million toward the purchase of five hospitals (or a controlling interest therein). These transactions, which will be accounted for under the purchase method, were financed through the use of internally generated funds and issuance of long-term debt.

  Columbia/HCA expects to finance all capital expenditures with internally generated and borrowed funds. Available sources of capital include public or private debt, commercial paper, unused bank revolving credits and equity. At December 31, 1995, there were projects under construction which had an esti-mated additional cost to complete of approximately $923 million.

  In connection with the Spinoff, stockholder's equity was reduced by $802 million in 1993 as a result of the following transactions with Humana: (i) distribution of the net assets of the health plan business ($392 million) and the net assets of a hospital facility ($25 million), (ii) payment of cash ($135 million) and (iii) issuance of notes ($250 million). The notes were re-financed in September 1993.

  Subsequent to December 31, 1995, Columbia/HCA amended its revolving credit agreements from an aggregate amount of $3.75 billion to $4.0 billion. The Credit Facilities comprise a $2.5 billion five-year revolving credit agreement and a $1.5 billion 364-day revolving credit agreement. The Credit Facilities were established to support Columbia/HCA's commercial paper programs and re-place prior revolving credit agreements. As of February 29, 1996, Columbia/HCA had approximately $1.0 billion of credit available under the revolving credit agreements.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

CAPITAL RESOURCES (CONTINUED)

  Columbia/HCA's credit facilities contain customary covenants which include
(i) limitations on additional debt, (ii) limitations on sales of assets, merg-ers and changes of ownership and (iii) maintenance of certain interest cover-age ratios. Columbia/HCA was in compliance with all such covenants at December 31, 1995.

EFFECTS OF INFLATION AND CHANGING PRICES

  Various federal, state and local laws have been enacted that, in certain cases, limit Columbia/HCA's ability to increase prices. Revenues for acute care hospital services rendered to Medicare patients are established under the federal government's prospective payment system. Total Medicare revenues ap-proximated 36% of total revenues in 1995, 35% in 1994 and 34% in 1993.

  Management believes that hospital industry operating margins have been, and may continue to be, under significant pressure because of deterioration in in-patient volumes, changes in payer mix, and growth in operating expenses in ex-cess of the increase in prospective payments under the Medicare program. Man-agement expects that the average rate of increase in Medicare prospective pay-ments will approximate 2% in 1996. In addition, as a result of increasing reg-ulatory and competitive pressures, Columbia/HCA's ability to maintain operat-ing margins through price increases to non-Medicare patients is limited.

HEALTH CARE REFORM

  In recent years, an increasing number of legislative proposals have been in-troduced or proposed in Congress and in some state legislatures that would significantly affect health care systems in Columbia/HCA's markets. The cost of certain proposals would be funded in significant part by reductions in pay-ments by government programs, including Medicare and Medicaid, to healthcare providers such as hospitals. While the Company is unable to predict which, if any, proposals for healthcare reform will be adopted, there can be no assur-ance that proposals adverse to the business of Columbia/HCA will not be adopt-ed.

OTHER INFORMATION

  In March 1996, the Tax Court ruled in Columbia/HCA's favor that the use of a hybrid (primarily the cash basis) method of accounting by certain of HCA's subsidiaries in calculating taxable income for the years 1981-1986 clearly re-flected taxable income. Had the Internal Revenue Service (the "IRS") prevailed on this issue, Columbia/HCA would have owed $614 million in taxes and inter-est.

  In February 1996, Columbia/HCA reached a partial settlement with the IRS in connection with examinations of HCA's federal income tax returns for 1981 through 1988. Issues totaling $486 million in potential taxes and interest payments were settled for approximately $87 million ($75 million paid in March 1994 and $12 million paid in November 1995). The payment and settlement of these items did not have any effect on the results of operations.

  Columbia/HCA is currently contesting income taxes and related interest ag-gregating approximately $600 million proposed by the IRS for prior years. Man-agement believes that final resolution of these disputes will not have a mate-rial adverse effect on the financial position, results of operations or li-quidity of Columbia/HCA. However, if all or a majority of the positions of the IRS are upheld, the financial position, results of operations and liquidity of Columbia/HCA could be materially adversely affected.

  Resolution of various other loss contingencies, including litigation pending against Columbia/HCA in the ordinary course of business, is not expected to have a material adverse effect on its financial position or results of opera-tions.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
                        CONSOLIDATED STATEMENT OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                      1995     1994     1993
                                                     -------  -------  -------
Revenues............................................ $17,695  $14,543  $12,678
                                                     -------  -------  -------
Salaries and benefits...............................   7,101    5,963    5,202
Supplies............................................   2,558    2,144    2,015
Other operating expenses............................   3,418    2,722    2,351
Provision for doubtful accounts.....................     998      853      699
Depreciation and amortization.......................     981      804      689
Interest expense....................................     460      387      415
Investment income...................................    (100)     (69)     (74)
Merger and facility consolidation costs.............     387      159      151
                                                     -------  -------  -------
                                                      15,803   12,963   11,448
                                                     -------  -------  -------
Income from continuing operations before minority
 interests
 and income taxes...................................   1,892    1,580    1,230
Minority interests in earnings of consolidated
 entities...........................................     113       40       18
                                                     -------  -------  -------
Income from continuing operations before income
 taxes..............................................   1,779    1,540    1,212
Provision for income taxes..........................     715      611      492
                                                     -------  -------  -------
Income from continuing operations...................   1,064      929      720
Income from operations of discontinued health plan
 segment, net of income taxes of $9 ................       -        -       16
Extraordinary charges on extinguishments of debt,
 net of income
 tax benefits of $67 in 1995, $72 in 1994 and $59 in
 1993...............................................    (103)    (115)     (97)
                                                     -------  -------  -------
      Net income.................................... $   961  $   814  $   639
                                                     =======  =======  =======
Earnings per common and common equivalent share:
  Income from continuing operations................. $  2.37  $  2.16  $  1.75
  Income from operations of discontinued health plan
   segment..........................................       -        -      .04
  Extraordinary charges on extinguishments of debt..    (.23)    (.27)    (.24)
                                                     -------  -------  -------
      Net income.................................... $  2.14  $  1.89  $  1.55
                                                     =======  =======  =======
Shares used in computing earnings per common and
 common equivalent share (in thousands)............. 448,714  429,295  413,036
                                                     =======  =======  =======

   The accompanying notes are an integral part of the consolidated financial statements.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1995 AND 1994
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                               1995     1994
                                                              -------  -------
                                   ASSETS
Current assets:
  Cash and cash equivalents.................................. $   232  $    68
  Accounts receivable, less allowances for doubtful accounts
   of $901 -- 1995 and $784 -- 1994..........................   2,665    2,346
  Inventories................................................     406      373
  Income taxes receivable....................................     113       15
  Other......................................................     784      545
                                                              -------  -------
                                                                4,200    3,347
Property and equipment, at cost:
  Land.......................................................     926      874
  Buildings..................................................   6,649    6,086
  Equipment..................................................   5,826    5,175
  Construction in progress (estimated cost to complete and
   equip after December 31, 1995 -- $923)....................     914      478
                                                              -------  -------
                                                               14,315   12,613
  Accumulated depreciation...................................  (4,564)  (3,987)
                                                              -------  -------
                                                                9,751    8,626
Investments of professional liability insurance subsidiary...   1,071      888
Investments in and advances to affiliates....................   1,021      110
Intangible assets net of accumulated amortization of $426 --
  1995 and $310 -- 1994......................................   3,497    3,058
Other........................................................     352      249
                                                              -------  -------
                                                              $19,892  $16,278
                                                              =======  =======
                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................... $   829  $   609
  Accrued salaries...........................................     520      391
  Other accrued expenses.....................................   1,146    1,131
  Long-term debt due within one year.........................     243      124
                                                              -------  -------
                                                                2,738    2,255
Long-term debt...............................................   7,137    5,548
Deferred taxes and other liabilities.........................   2,166    2,107
Minority interests in equity of consolidated entities........     722      278
Stockholders' equity:
  Common stock $.01 par; authorized 800,000,000 voting shares and 25,000,000 nonvoting shares; issued and outstanding
   431,699,700 voting shares and 14,119,000 nonvoting
   shares -- 1995 and 427,837,300 voting shares and
   14,119,000 nonvoting shares -- 1994.......................       4        4
  Capital in excess of par value.............................   4,499    4,405
  Other......................................................      60       23
  Retained earnings..........................................   2,566    1,658
                                                              -------  -------
                                                                7,129    6,090
                                                              -------  -------
                                                              $19,892  $16,278
                                                              =======  =======

                 The accompanying notes are an integral part of
                     the consolidated financial statements.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                             (DOLLARS IN MILLIONS)



                              COMMON STOCK
                              -----------   CAPITAL IN
                              SHARES   PAR  EXCESS OF          RETAINED
                               (000)  VALUE PAR VALUE   OTHER  EARNINGS  TOTAL
                              ------- ----- ----------  -----  --------  ------
Balances, December 31, 1992.  403,086  $ 4  $    3,113  $  66  $  1,058  $4,241
  Net income................                                        639     639
  Cash dividends............                                         (9)     (9)
  Stock options exercised
   and related tax benefits,
   net of shares tendered in
   partial payment therefor.    4,099               72    (35)               37
  Spinoff transaction with
   Humana Inc.:
    Cash payment to Humana
     Inc....................                                       (135)   (135)
    Noncash transactions:
     Issuance of notes
      payable...............                                       (250)   (250)
     Distribution of net
      investment in
      discontinued health
      plan operations.......                                       (392)   (392)
     Transfer of a hospital
      facility..............                                        (25)    (25)
  Net unrealized gains on
   investment securities....                               27                27
  Other.....................      918               25                       25
                              -------  ---  ----------  -----  --------  ------
Balances, December 31, 1993.  408,103    4       3,210     58       886   4,158
  Net income................                                        814     814
  Cash dividends ...........                                        (42)    (42)
  Issuance of common stock..   26,356            1,066                    1,066
  Stock options exercised
   and related tax benefits,
   net of shares tendered in
   partial payment therefor.    1,898               46    (16)               30
  Net unrealized losses on
   investment securities....                              (30)              (30)
  Other.....................    5,599               83     11                94
                              -------  ---  ----------  -----  --------  ------
Balances, December 31, 1994.  441,956    4       4,405     23     1,658   6,090
  Net income................                                        961     961
  Cash dividends............                                        (53)    (53)
  Stock options exercised
   and related tax benefits,
   net of shares tendered in
   partial payment therefor.    3,458              100     (7)               93
  Net unrealized gains on
   investment securities....                               31                31
  Other.....................      405               (6)    13                 7
                              -------  ---  ----------  -----  --------  ------
Balances, December 31, 1995.  445,819  $ 4  $    4,499  $  60  $  2,566  $7,129
                              =======  ===  ==========  =====  ========  ======

   The accompanying notes are an integral part of the consolidated financial statements.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                             (DOLLARS IN MILLIONS)

                                                       1995    1994     1993
                                                      ------  -------  -------
Cash flows from continuing operations:
  Net income......................................... $  961  $   814  $   639
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Minority interests...............................     71       39       17
    Merger and facility consolidation costs..........    302       95       89
    Depreciation and amortization....................    981      804      689
    Deferred income taxes............................     15       27      (58)
    Change in operating assets and liabilities:
      (Increase) decrease in accounts receivable.....   (198)     (99)      12
      Increase in inventories and other assets.......   (174)     (80)      (9)
      Increase (decrease) in income taxes............   (121)       1       (4)
      Increase (decrease) in other liabilities.......    218      (67)       2
    Extraordinary charges on extinguishments of debt.    170      187      156
    Other............................................     29       26       52
                                                      ------  -------  -------
      Net cash provided by continuing operations.....  2,254    1,747    1,585
                                                      ------  -------  -------
Cash flows from investing activities:
  Purchase of property and equipment................. (1,527)  (1,206)  (1,066)
  Cash acquired in connection with Medical Care
   America, Inc. merger transaction..................      -      106        -
  Acquisition of EPIC Holdings, Inc..................      -     (221)       -
  Acquisition of hospitals and health care
   facilities........................................ (1,333)    (370)    (167)
  Sale of assets.....................................    334       88      298
  Investments in and advances to affiliates..........   (609)      (6)     (12)
  Change in other investments........................   (283)    (226)      21
  Other..............................................   (182)    (111)     (41)
                                                      ------  -------  -------
      Net cash used in investing activities.......... (3,600)  (1,946)    (967)
                                                      ------  -------  -------
Cash flows from financing activities:
  Issuance of long-term debt.........................  2,257    2,361    2,113
  Net change in commercial paper borrowings and lines
   of credit.........................................  1,230    1,148      342
  Repayment of long-term debt........................ (1,969)  (3,724)  (2,973)
  Payment to Humana Inc. in spinoff transaction......      -        -     (135)
  Payment of cash dividends..........................    (50)     (36)     (40)
  Issuance of common stock...........................     42      191       43
  Other..............................................      -      (21)     (34)
                                                      ------  -------  -------
      Net cash provided by (used in) financing
       activities....................................  1,510      (81)    (684)
                                                      ------  -------  -------
Change in cash and cash equivalents..................    164     (280)     (66)
Cash and cash equivalents at beginning of period.....     68      348      414
                                                      ------  -------  -------
Cash and cash equivalents at end of period........... $  232  $    68  $   348
                                                      ======  =======  =======
Interest payments.................................... $  479  $   404  $   375
Income tax payments, net of refunds..................    748      508      484

   The accompanying notes are an integral part of the consolidated financial statements.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- ACCOUNTING POLICIES

Reporting Entity

  Columbia/HCA Healthcare Corporation ("Columbia/HCA") is a Delaware corpora-tion that operates hospitals and ancillary health care facilities through (i) wholly owned subsidiaries, (ii) joint ventures or (iii) ownership of interests in various partnerships in which subsidiaries of Columbia/HCA serve as the managing general partner. Columbia/HCA owns and operates 319 hospitals and more than 130 ambulatory surgery centers. Columbia/HCA is also a partner in several 50/50 joint ventures that own and operate 19 hospitals and 3 ambula-tory surgery centers which are accounted for using the equity method. The hos-pitals and surgery centers are located in 36 states, England and Switzerland.

  On April 24, 1995, Columbia/HCA completed a merger transaction with Healthtrust, Inc. -- The Hospital Company ("Healthtrust") (the "Healthtrust Merger"). See Note 2 for a description of the specific terms of the Healthtrust Merger.

  On September 16, 1994, Columbia/HCA completed a merger transaction with Med-ical Care America, Inc. ("MCA") (the "MCA Merger"). See Note 3 for a descrip-tion of the specific terms of the MCA Merger.

  On May 5, 1994, Healthtrust completed a merger transaction with EPIC Holdings, Inc. ("EPIC") (the "EPIC Merger"). See Note 4 for a description of the specific terms of the EPIC Merger.

  On February 10, 1994, Columbia Healthcare Corporation ("Columbia") completed a merger transaction with HCA -- Hospital Corporation of America ("HCA") (the "HCA Merger"). In connection with the transaction, Columbia changed its name to Columbia/HCA. See Note 5 for a description of the specific terms of the HCA Merger.

  Columbia was formed on September 1, 1993 as a result of a merger involving Columbia Hospital Corporation ("CHC") and Galen Health Care, Inc. ("Galen") (the "Galen Merger"). See Note 6 for a description of the specific terms of the Galen Merger.

Basis of Presentation

  The preparation of financial statements in conformity with generally ac-cepted accounting principles requires management to make estimates and assump-tions that affect the amounts reported in the financial statements and accom-panying notes. Actual results could differ from those estimates.

  The consolidated financial statements include all subsidiaries and less than 100% owned entities controlled by Columbia/HCA. Significant intercompany transactions have been eliminated. Investments which Columbia/HCA does not control, but in which it has a substantial ownership interest and can exercise significant influence, are accounted for using the equity method.

  The MCA and EPIC Mergers and various other acquisitions and joint venture transactions have been accounted for under the purchase method. Accordingly, the accounts of these entities have been consolidated with those of Columbia/HCA for periods subsequent to the acquisition of controlling inter-est.

  The Healthtrust, HCA and Galen Mergers have been accounted for by the pool-ing-of-interests method. Accordingly, the consolidated financial statements give retroactive effect to these transactions and include the combined opera-tions of Healthtrust, HCA, Galen and CHC for all periods presented. In addi-tion, the historical financial information related to Healthtrust and Galen (which prior to the respective mergers were reported on a fiscal year ending August 31) have been recast to conform to Columbia/HCA's annual reporting pe-riod ending December 31.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
NOTE 1 -- ACCOUNTING POLICIES (CONTINUED)

Revenues

  Columbia/HCA's health care facilities have entered into agreements with third-party payers, including government programs and managed care health plans, under which Columbia/HCA is paid based upon established charges, cost of providing services, predetermined rates by diagnosis, fixed per diem rates or discounts from established charges.

  Revenues are recorded at estimated amounts due from patients and third-party payers for the health care services provided, including anticipated settle-ments under reimbursement agreements with third-party payers.

Cash and Cash Equivalents

  Cash and cash equivalents include highly liquid investments with a maturity of three months or less when purchased. Carrying values of cash and cash equivalents approximate fair value due to the short-term nature of these in-struments.

Accounts Receivable

  Accounts receivable consist primarily of amounts due from the Medicare and Medicaid programs, other government programs, managed care health plans, com-mercial insurance companies and individual patients.

Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market.

Property and Equipment

  Depreciation expense, computed by the straight-line method, was $859 million in 1995, $722 million in 1994 and $631 million in 1993. Columbia/HCA uses com-ponent depreciation for buildings. Depreciation rates for buildings are equiv-alent to useful lives ranging generally from 20 to 25 years. Estimated useful lives of equipment vary generally from 3 to 10 years.

Investments

  On December 31, 1993, Columbia/HCA adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), which requires that investments in debt and equity securities be classified according to certain criteria.

Intangible Assets

  Intangible assets consist primarily of costs in excess of the fair value of identifiable net assets of acquired entities and are amortized using the straight-line method generally over periods ranging from 30 to 40 years for hospital acquisitions and periods ranging from 5 to 20 years for physician practice, home health and clinic acquisitions. To the extent that operating results indicate the probability that the carrying values of certain long-lived assets and the related identifiable intangible assets have been im-paired, Columbia/HCA would prepare projections of the undiscounted cash flows from operations of the acquired entity over the remaining amortization period. If the projections indicated that the recorded cost would not be recoverable, such cost amounts would be reduced to estimated fair value.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 -- ACCOUNTING POLICIES (CONTINUED)

  Noncompete and debt issuance costs are amortized based upon the lives of the respective contracts or loans.

Professional Liability Insurance Claims

  Provisions for loss for professional liability risks are based upon actuari-ally determined estimates. To the extent that subsequent claims information varies from management's estimates, earnings are charged or credited.

Minority Interests in Consolidated Entities

  The consolidated financial statements include all assets, liabilities, reve-nues and expenses of less than 100% owned entities controlled by Columbia/HCA. Accordingly, management has recorded minority interests in the earnings and equity of such entities.

  Columbia/HCA is a party to several partnership agreements which generally include provisions for the redemption of minority interests using specified valuation techniques.

Earnings per Common and Common Equivalent Share

  Earnings per common and common equivalent share are based upon the weighted average number of common shares outstanding adjusted for the dilutive effect of common stock equivalents, consisting primarily of stock options.

  Fully diluted earnings per common and common equivalent share are not pre-sented because such amounts approximate earnings per common and common equiva-lent share.

Newly Issued Accounting Standards

  In October 1995, Statement of Financial Accounting Standards No. 123, "Ac-counting for Stock-Based Compensation" ("SFAS 123"), was issued which, if elected, would require companies to use a new fair value method of valuing stock-based compensation plans. Columbia/HCA has elected to continue following present accounting rules under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" which uses an intrinsic value method and often results in no compensation expense. However, in 1996, in ac-cordance with SFAS 123, Columbia/HCA will provide pro forma disclosure of what net income and earnings per share would have been had the new fair value method been used.

  In March 1995, Statement of Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), was issued. SFAS 121 requires impairment losses to be re-corded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Columbia/HCA will adopt SFAS 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be materi-al.

Reclassifications

  Certain prior year amounts have been reclassified to conform to the 1995 presentation.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 2 -- HEALTHTRUST MERGER

  The Healthtrust Merger was consummated on April 24, 1995. Shares of Healthtrust common stock were converted on a tax-free basis into approximately 80,411,800 shares of Columbia/HCA voting common stock (an exchange ratio of 0.88 of a share of Columbia/HCA common stock for each share of Healthtrust common stock).

  The Healthtrust Merger has been accounted for as a pooling of interests, and accordingly, the consolidated financial statements give retroactive effect to the Healthtrust Merger and include the combined operations of Columbia/HCA and Healthtrust for all periods presented. The following is a summary of the re-sults of operations of the separate entities for periods prior to the Healthtrust Merger (dollars in millions):

                                                            POOLING
                                 COLUMBIA/HCA HEALTHTRUST ADJUSTMENTS COMBINED
                                 ------------ ----------- ----------- --------
Three months ended March 31,
 1995 (unaudited):
  Revenues......................   $ 3,337      $1,043       $  -     $ 4,380
  Net income....................       292          66          -         358
1994:
  Revenues......................   $11,132      $3,430       $(19)    $14,543
  Income from continuing opera-
   tions........................       745         186         (2)        929
  Net income....................       630         186         (2)        814
1993:
  Revenues......................   $10,252      $2,443       $(17)    $12,678
  Income from continuing opera-
   tions........................       575         147         (2)        720
  Net income....................       507         134         (2)        639

  Pooling adjustments have been recorded to eliminate revenues and expenses associated with computer information services provided to Healthtrust by Columbia/HCA and to eliminate discounting of Healthtrust professional liabil-ity loss provisions to conform to the Columbia/HCA method.

NOTE 3 -- MCA MERGER

  The MCA Merger was consummated on September 16, 1994. MCA was a national provider of health care services through the operation of freestanding surgi-cal facilities.

  In connection with the MCA Merger, all outstanding shares of MCA common stock were converted on a tax-free basis into approximately 21,093,600 shares of Columbia/HCA voting common stock (an exchange ratio of 0.7042 of a share of Columbia/HCA common stock for each share of MCA common stock). The following is a summary of the aggregate purchase price (dollars in millions, except per share data):

   Fair value of Columbia/HCA common stock ($42.25 per share) issued in exchange for all outstanding MCA common stock.......................  $ 891
   Fair value of options to purchase Columbia/HCA common stock issued in
    exchange for all outstanding options to purchase MCA common stock...     15
   Transaction costs....................................................      6
                                                                          -----
                                                                          $ 912
                                                                          =====

                      COLUMBIA/HCA HEALTHCARE CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3 -- MCA MERGER (CONTINUED)

  The MCA Merger has been accounted for by the purchase method, and according-ly, the accounts of MCA have been consolidated with those of Columbia/HCA since September 1, 1994. The excess of the aggregate purchase price over the estimated fair value of net assets acquired (including property and equipment of $217 million) approximated $903 million. See Note 10 for pro forma informa-tion.

NOTE 4 -- EPIC MERGER

  The EPIC Merger was completed on May 5, 1994. EPIC was a health care serv-ices provider that owned and operated 32 general acute care hospitals.

  In connection with the EPIC Merger, EPIC stockholders were paid $7.00 for each outstanding share of EPIC common stock (an aggregate cost of $266 mil-lion, including transaction costs). In addition, Healthtrust assumed approxi-mately $713 million of EPIC long-term debt, of which approximately $681 mil-lion was refinanced. The EPIC Merger was financed through the public offering of 5,262,400 shares of Healthtrust common stock (effected for the Healthtrust Merger exchange ratio), borrowings under bank credit agreements and internally generated funds.

  The EPIC Merger has been accounted for under the purchase method, and ac-cordingly, the accounts of EPIC have been consolidated with those of Columbia/HCA since May 1, 1994. The excess of the aggregate purchase price over the estimated fair value of net assets acquired (including property and equipment of $516 million) approximated $577 million. See Note 10 for pro forma information.

NOTE 5 -- HCA MERGER

  The HCA Merger was completed on February 10, 1994. In connection with the HCA Merger, Columbia stockholders approved an amendment to Columbia's Certifi-cate of Incorporation changing the name of the corporation to "Columbia/HCA Healthcare Corporation". HCA was then merged into a wholly owned subsidiary of Columbia/HCA. Shares of HCA Class A voting common stock and Class B nonvoting common stock were converted on a tax-free basis into approximately 166,846,000 shares of Columbia/HCA voting common stock and approximately 18,990,000 shares of Columbia/HCA nonvoting common stock, respectively (an exchange ratio of 1.05 shares of Columbia/HCA common stock for each share of HCA voting and non-voting common stock). The HCA Merger has been accounted for as a pooling of interests, and accordingly, the consolidated financial statements give retro-active effect to the HCA Merger and include the combined operations of Colum-bia and HCA for all periods presented.

NOTE 6 -- GALEN MERGER

  The Galen Merger was consummated effective as of September 1, 1993. In con-nection with the Galen Merger, CHC, a Nevada corporation, was merged into Co-lumbia. Each CHC share of common stock was converted on a tax-free basis into one share of Columbia common stock. Immediately subsequent thereto, a wholly owned subsidiary of Columbia was merged into Galen, at which time Galen became a wholly owned subsidiary of Columbia. In connection with this transaction, Columbia issued approximately 123,830,000 shares of common stock in a tax-free exchange for all of the outstanding common shares of Galen (an exchange ratio of 0.775 of a share of Columbia common stock for each share of Galen common stock). The Galen Merger has been accounted for as a pooling of interests, and accordingly, the consolidated financial statements give retroactive effect to the Galen Merger and include the combined operations of CHC and Galen for all periods presented.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 -- SPINOFF TRANSACTION AND DISCONTINUED OPERATIONS

  Prior to the Galen Merger, Galen began operating its hospital business as an independent publicly held corporation on March 1, 1993 as a result of a tax-free spinoff transaction (the "Spinoff") by Humana Inc. ("Humana"), which re-tained its managed care health plan business. The Spinoff separated Humana's previously integrated hospital and managed care health plan businesses and was effected through the distribution of Galen common stock to then current Humana common stockholders on a one-for-one basis.

  For accounting purposes, because of the relative significance of the hospi-tal business, the pre-Spinoff consolidated financial statements of Galen (and now those of Columbia/HCA) include the separate results of Humana's hospital business, while the operations and net assets of Humana's managed care health plans have been classified as discontinued operations.

  In connection with the Spinoff, Galen entered into various agreements with Humana which were intended to facilitate orderly changes for both the hospital and managed care health plan businesses in a way which would be minimally dis-ruptive to each entity.

  Revenues of the discontinued managed care health plan business (included in discontinued operations in the accompanying consolidated statement of income) were $523 million in 1993.

NOTE 8 -- MERGER AND FACILITY CONSOLIDATION COSTS

1995

  In the second quarter of 1995 Columbia/HCA recorded the following pretax charges in connection with the Healthtrust Merger and certain facility consol-idation costs (dollars in millions):

    Employee benefit and certain severance actions........................ $ 46
    Investment advisory and professional fees.............................   14
    Costs of information systems consolidations, primarily related to the
     writedown of assets..................................................   19
    Other.................................................................   26
                                                                           ----
                                                                            105
                                                                           ----
    Writedown of assets in connection with consolidation of duplicative facilities and facility replacements.................................  282
                                                                           ----
                                                                           $387
                                                                           ====

  The writedown of assets relates to management's assessment of certain mar-kets in which there exists duplication of services and excess capacity in hos-pital facilities. In the identified markets, Columbia/HCA expects to be able to provide services more cost effectively by eliminating the fixed costs of the facilities being closed and applying the fixed costs of the other facili-ties to a larger patient base. The charge that was incurred is the amount con-sidered necessary to record the identified assets at their estimated net real-izable value and is substantially a non-cash charge. Columbia/HCA expects to have all replacement facilities in progress and to have completed the identified facility consolidations within twelve months.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 8 -- MERGER AND FACILITY CONSOLIDATION COSTS (CONTINUED)

1994

  In the first quarter of 1994, the following pretax charges were recorded in connection with the HCA Merger (dollars in millions):

    Employee benefit and certain severance actions........................ $ 40
    Investment advisory and professional fees.............................   12
    Writedown of assets in connection with consolidation of duplicative
     facilities...........................................................   53
    Costs of information systems consolidations, primarily related to the
     writedown of assets..................................................   42
    Other.................................................................   12
                                                                           ----
                                                                           $159
                                                                           ====

1993

  In the third quarter of 1993, the following pretax charges were recorded in connection with the Galen Merger (dollars in millions):

    Employee benefit and certain severance actions........................ $ 47
    Investment advisory and professional fees.............................   15
    Writedown of assets in connection with consolidation of duplicative
     facilities...........................................................   63
    Administrative facility asset writedowns and conversion costs associated
     with the transaction.................................................   16
    Provision for loss on planned sales of assets.........................   10
                                                                           ----
                                                                           $151
                                                                           ====

                      COLUMBIA/HCA HEALTHCARE CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 9 -- OTHER BUSINESS COMBINATIONS

  During the past three years, Columbia/HCA has acquired various hospitals and related ancillary health care facilities (or controlling interests in such fa-cilities), all of which have been accounted for by the purchase method. Ac-cordingly, the aggregate purchase price of these transactions has been allo-cated to tangible and identifiable intangible assets acquired and liabilities assumed based upon their respective fair values. The consolidated financial statements include the accounts of acquired entities since the respective ac-quisition dates.

  The following is a summary of acquisitions consummated during the last three years under the purchase method of accounting (excluding the MCA and EPIC Mergers) (dollars in millions):

                                                           1995    1994   1993
                                                          -------  -----  -----
Number of hospitals......................................      29     12      6
Number of licensed beds..................................   5,647  3,065  1,297
Purchase price information:
  Fair value of assets acquired.......................... $ 1,816  $ 608  $ 254
  Fair value of liabilities assumed......................    (148)   (63)   (50)
                                                          -------  -----  -----
    Net assets acquired..................................   1,668    545    204
  Net assets sold in exchange for acquired properties....       -    (45)     -
  Contributions from minority partners...................    (331)  (124)   (28)
  Other..................................................      (4)    (6)    (9)
                                                          -------  -----  -----
    Net cash paid........................................ $ 1,333  $ 370  $ 167
                                                          =======  =====  =====

  The purchase price paid in excess of the fair value of identifiable net as-sets of acquired entities included in the table above aggregated $418 million in 1995, $118 million in 1994 and $18 million in 1993.

  The pro forma effect of these acquisitions on Columbia/HCA's results of op-erations prior to consummation was not significant.

NOTE 10 -- PRO FORMA INFORMATION

  The following unaudited pro forma information reflects the combined operat-ing results of Columbia/HCA, MCA and EPIC as if the MCA Merger and EPIC Merger had occurred at the beginning of the periods indicated (dollars in millions, except per share data).

                                                                 1994    1993
                                                                ------- -------
Revenues....................................................... $15,222 $14,157
Income from continuing operations..............................     950     711
Net income.....................................................     923     528
Earnings per common and common equivalent share:
  Income from continuing operations............................ $  2.13 $  1.60
  Net income...................................................    2.07    1.18

                      COLUMBIA/HCA HEALTHCARE CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 11 -- INCOME TAXES

  Provision for income taxes consists of the following (dollars in millions):

                                                               1995  1994  1993
                                                               ----  ----  ----
Current:
  Federal..................................................... $594  $447  $463
  State.......................................................  106    83    89
                                                               ----  ----  ----
                                                                700   530   552
                                                               ----  ----  ----
Deferred:
  Federal.....................................................   12    70   (60)
  State.......................................................    3    11     -
                                                               ----  ----  ----
                                                                 15    81   (60)
                                                               ----  ----  ----
                                                               $715  $611  $492
                                                               ====  ====  ====
  A reconciliation of the federal statutory rate to the effective income tax rate follows:

                                                               1995  1994  1993
                                                               ----  ----  ----
Federal statutory rate........................................ 35.0% 35.0% 35.0%
State income taxes, net of federal income tax benefit.........  4.0   4.0   4.7
Costs in excess of net assets acquired........................  1.6   1.3   1.2
Other items, net.............................................. (0.4) (0.6) (0.4)
                                                               ----  ----  ----
Effective income tax rate..................................... 40.2% 39.7% 40.5%
                                                               ====  ====  ====

  A summary of deferred income taxes by source included in the consolidated balance sheet at December 31 follows (dollars in millions):

                                                  1995               1994
                                           ------------------ ------------------
                                           ASSETS LIABILITIES ASSETS LIABILITIES
                                           ------ ----------- ------ -----------
Depreciation.............................. $    -   $  870    $    -   $  887
Long-term debt............................      -       21         -       22
Professional liability risks..............    409        -       366        -
Doubtful accounts.........................    216        -       216        -
Property losses...........................     34        -        46        -
Cash basis................................      -       18         -       39
Compensation..............................     55        -        63        -
Capitalized leases........................     19        -        19        -
Other.....................................    335      350       362      346
                                           ------   ------    ------   ------
                                           $1,068   $1,259    $1,072   $1,294
                                           ======   ======    ======   ======

  Deferred income taxes totaling $379 million and $314 million at December 31, 1995 and 1994, respectively, are included in other current assets. Noncurrent deferred income taxes, included in deferred taxes and other liabilities, to-taled $570 million and $536 million at December 31, 1995 and 1994, respective-ly.

  At December 31, 1995, federal and state net operating loss carryforwards (expiring in years 1996 through 2011) available to offset future taxable income approximated $99 million and $446 million, respectively. Utilization of net operating loss carryforwards in any one year may be limited and, in certain cases, result in a reduction of intangible assets. Net deferred tax assets included in the table above related to such carryforwards are not significant.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 11 -- INCOME TAXES (CONTINUED)

  The Internal Revenue Service (the "IRS") has issued statutory notices of de-ficiency in connection with its examination of HCA's federal income tax re-turns for 1981 through 1988. Columbia/HCA is currently contesting these claimed deficiencies in the United States Tax Court. The IRS has proposed cer-tain adjustments in connection with its examination of HCA's 1989 and 1990 federal income tax returns. Columbia/HCA is currently contesting the 1989 and 1990 adjustments with the IRS. In August 1995, the IRS issued a statutory no-tice of deficiency in connection with its examination of HCA's 1991 federal income tax return. Columbia/HCA is currently contesting the 1991 claimed defi-ciency in the United States Court of Federal Claims. The following is a dis-cussion of certain disputed items and information on the settlement of certain items.

1981-1988 Tax Litigation

  A Tax Court decision is expected in 1996 regarding disputes over the valua-tion of the Healthtrust preferred stock and stock purchase warrants HCA re-ceived in connection with the sale of certain of its subsidiaries to Healthtrust in 1987, HCA's method of calculating its deduction for doubtful accounts, the depreciable lives utilized by HCA for constructed hospital fa-cilities, investment tax credits, vacation pay deductions and income from for-eign operations. The IRS is claiming an additional $190 million in income taxes and $256 million in interest through December 31, 1995 with respect to these issues.

  A Tax Court decision is also expected in 1996 regarding HCA's claim that in-surance premiums paid to its wholly owned insurance subsidiary ("Parthenon") are deductible. Through December 31, 1995, Columbia/HCA is seeking a refund totaling $63 million in income taxes and $122 million in interest.

Leveraged Buy-out Expenses

  The IRS has proposed the capitalization of various expenses incurred in con-nection with HCA's 1989 leveraged buy-out transaction, which HCA deducted in calculating taxable income for the years 1989-1991. If the IRS prevails on these issues, Columbia/HCA would owe additional income taxes of $95 million and interest of $50 million through December 31, 1995.

Tax Court Decision-Method of Accounting

  In March 1996, the Tax Court ruled in Columbia/HCA's favor that the use of a method of accounting, primarily based upon the cash method, by certain of HCA's subsidiaries in calculating taxable income for the years 1981-1986 clearly reflected taxable income. Had the IRS prevailed on this issue, Columbia/HCA would have owed $68 million in income taxes and $546 million in interest as of December 31, 1995. This ruling did not have any effect on the results of operations.

Partial Settlement

  In February 1996, HCA and the IRS filed a stipulation of settled issues with the Tax Court regarding the 1981-1988 tax litigation. As a result of the par-tial settlement, the following issues have been resolved: (1) in connection with hospitals acquired by HCA in 1981 and 1985, the allocation of costs to identifiable intangibles with ascertainable useful lives and to goodwill; (2) HCA's use of straight-line rather than accelerated depreciation to calculate its basis in the stock of the subsidiaries sold to Healthtrust in 1987; and
(3) certain investment tax and foreign tax credits which had been previously disallowed by the IRS. Had the IRS prevailed on these issues, Columbia/HCA would have owed an additional $197 million in income taxes and $289 million in interest as of December 31, 1995. Columbia/HCA paid $38 million in income taxes and $49

                      COLUMBIA/HCA HEALTHCARE CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
NOTE 11 -- INCOME TAXES (CONTINUED)

million of interest ($75 million paid in March 1994 and $12 million paid in November 1995) in settlement of these issues. The payment and settlement of these items did not have any effect on the results of operations.

  Management believes that HCA properly reported its income and paid its taxes in accordance with applicable laws and agreements established with the IRS during previous examinations, and that final resolution of these disputes will not have a material adverse effect on the results of operations or financial position of Columbia/HCA.

NOTE 12 -- PROFESSIONAL LIABILITY RISKS

  Columbia/HCA insures a substantial portion of its professional liability risks through a wholly owned insurance subsidiary. Provisions for such risks underwritten by the subsidiary, including expenses incident to claim settlements, were $177 million for 1995, $134 million for 1994 and $132 million for 1993. Amounts funded to the insurance subsidiary were $270 million for 1995 (including $83 million of previously unfunded risks related to prior years), $253 million for 1994 (including $146 million related to prior years) and $62 million for 1993.

  Allowances for professional liability risks, included principally in de-ferred taxes and other liabilities, were $1.2 billion at both December 31, 1995 and 1994.

  Columbia/HCA adopted the provisions of SFAS 115 on December 31, 1993. Ac-cordingly, stockholders' equity was increased by $27 million (net of deferred income taxes) to reflect the net unrealized gain on investments (all held by the wholly owned insurance subsidiary) classified as available for sale. The adoption of SFAS 115 had no effect on earnings in 1993. During 1995 and 1994, stockholders' equity was increased by $31 million and decreased by $30 mil-lion, respectively, to reflect the change in net unrealized holding gains and losses on securities classified as available for sale. Prior to 1995 Columbia/HCA classified certain debt securities as held to maturity (none of which were sold or transferred before actual maturity). Columbia/HCA no longer classifies debt securities as held to maturity.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
NOTE 12 -- PROFESSIONAL LIABILITY RISKS (CONTINUED)

  A summary of the insurance subsidiary's investments at December 31 follows (dollars in millions):

                                                      1995
                                       ----------------------------------------
                                                 UNREALIZED AMOUNTS
                                       AMORTIZED ------------------       FAIR
                                         COST     GAINS      LOSSES      VALUE
                                       --------- ---------  ---------    ------
   Available for sale:
     Fixed maturities:
       United States Government.......  $   23    $       1  $       -   $   24
       States and municipalities......     434           16          -      450
       Mortgage-backed securities.....     103            2         (1)     104
       Corporate and other............      62            2          -       64
       Money market funds.............     195            -          -      195
       Commercial paper...............      81            -          -       81
       Redeemable preferred stocks....      35            -          -       35
                                        ------    ---------  ---------   ------
                                           933           21         (1)     953
                                        ------    ---------  ---------   ------
     Equity securities:
       Perpetual rate preferred
        stocks........................       8            1          -        9
       Common stocks..................     185           30         (6)     209
                                        ------    ---------  ---------   ------
                                           193           31         (6)     218
                                        ------    ---------  ---------   ------
                                        $1,126    $      52  $      (7)   1,171
                                        ======    =========  =========
   Amounts classified as current
    assets............................                                     (100)
                                                                         ------
   Investment carrying value..........                                   $1,071
                                                                         ======


                                                         1994
                                          -------------------------------------
                                                    UNREALIZED AMOUNTS
                                          AMORTIZED ------------------    FAIR
                                            COST     GAINS     LOSSES     VALUE
                                          --------- --------  ---------   -----
   Held to maturity:
     United States Government
      obligations........................   $  5     $      -  $       -  $  5
     Commercial paper....................    192            -          -   192
                                            ----     --------  ---------  ----
                                             197            -          -   197
                                            ----     --------  ---------  ----
   Available for sale:
     Fixed maturities:
       United States Government..........     38            -         (1)   37
       States and municipalities.........    360            3        (12)  351
       Mortgage-backed securities........     57            -         (3)   54
       Corporate and other...............     79            -         (3)   76
       Money market funds................     58            -          -    58
       Redeemable preferred stocks.......     16            -         (1)   15
                                            ----     --------  ---------  ----
                                             608            3        (20)  591
                                            ----     --------  ---------  ----
     Equity securities:
       Perpetual rate preferred stocks...     29            1          -    30
       Common stocks.....................    144           19         (8)  155
                                            ----     --------  ---------  ----
                                             173           20         (8)  185
                                            ----     --------  ---------  ----
                                            $978     $     23  $     (28)  973
                                            ====     ========  =========
   Amounts classified as current assets..                                  (85)
                                                                          ----
   Investment carrying value.............                                 $888
                                                                          ====

                      COLUMBIA/HCA HEALTHCARE CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
NOTE 12 -- PROFESSIONAL LIABILITY RISKS (CONTINUED)

  The cost and estimated fair value of debt and equity securities at December 31, 1995 by contractual maturity are shown below (dollars in millions). Ex-pected and contractual maturities will differ because the issuers of certain securities may have the right to prepay or otherwise redeem such obligations without penalty.

                                                               AMORTIZED  FAIR
                                                                 COST    VALUE
                                                               --------- ------
   Available for sale:
     Due in one year or less..................................  $  343   $  343
     Due after one year through five years....................     103      105
     Due after five years through ten years...................     191      198
     Due after ten years......................................     296      307
                                                                ------   ------
                                                                   933      953
     Equity securities........................................     193      218
                                                                ------   ------
                                                                $1,126   $1,171
                                                                ======   ======

  The fair value of the subsidiary's investments is based generally on quoted market prices.

  The average maturity of the above investments (excluding common stocks) ap-proximated 4.4 years at December 31, 1995 and the tax equivalent yield on such investments averaged 9% for 1995, 8% for 1994 and 10% for 1993. Tax equivalent yield is the rate earned on invested assets, excluding unrealized gains and losses, adjusted for the benefit of nontaxable investment income.

  Sales of securities for the years ended December 31 are summarized below (dollars in millions). The cost of securities sold is based on the specific identification method.

                                                                  1995 1994 1993
                                                                  ---- ---- ----
Fixed maturities:
  Cash proceeds.................................................. $427 $134 $185
  Gross realized gains...........................................    3    1    4
  Gross realized losses..........................................    1    2    -
Equity securities:
  Cash proceeds.................................................. $149 $ 98 $106
  Gross realized gains...........................................   33   16   19
  Gross realized losses..........................................    8    5   10

                      COLUMBIA/HCA HEALTHCARE CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 13 -- LONG-TERM DEBT

Capitalization

  A summary of long-term debt at December 31 follows (dollars in millions):

                                                                   1995   1994
                                                                  ------ ------
Senior collateralized debt, 3.5% to 18% (rates generally fixed)
 payable in periodic installments through 2034................... $  203 $  239
Senior debt, 3.0% to 13.3% (rates generally fixed) payable in periodic installments through 2095..............................  3,774  1,522
Senior debt (floating rates averaging 5.9%) payable in periodic
 installments through 1997.......................................    270    299
Commercial paper (floating rates averaging 6.1%).................  2,607  1,630
Commercial paper (rates generally fixed averaging 6.3%)..........    300      -
Bank credit agreements (floating rates averaging 6.1%)...........     56    709
Bank line of credit (floating rates averaging 6.0%)..............     49    149
Subordinated debt, 6.8% to 11.5% (rates generally fixed) payable
 in periodic installments through 2015...........................    121  1,124
                                                                  ------ ------
Total debt, average life of ten years (rates averaging 7.1%).....  7,380  5,672
Amounts due within one year......................................    243    124
                                                                  ------ ------
Long-term debt................................................... $7,137 $5,548
                                                                  ====== ======

Credit Facilities

  Subsequent to December 31, 1995, Columbia/HCA amended its revolving credit agreements (the "Credit Facilities") from an aggregate amount of $3.75 billion to $4.0 billion. The Credit Facilities comprise a $2.5 billion five-year re-volving credit agreement and a $1.5 billion 364-day revolving credit agree-ment. The Credit Facilities were established to support Columbia/HCA's commer-cial paper programs and replace prior revolving credit agreements. Interest is payable generally at either LIBOR plus .18% to .35% (depending on Columbia/HCA's credit rating), the prime lending rate or a competitive bid rate. The Credit Facilities contain customary covenants which include (i) lim-itations on additional debt, (ii) limitations on sales of assets, mergers and changes of ownership and (iii) maintenance of certain interest coverage ra-tios.

Significant Financing Activities

HEALTHTRUST MERGER

  In connection with the Healthtrust Merger, Columbia/HCA completed exchange offers for substantially all of Healthtrust's $1.0 billion subordinated notes and debentures. Columbia/HCA defeased the remaining $44 million of unexchanged subordinated notes and debentures in the third quarter. Additionally, in con-nection with the Healthtrust Merger, $706 million of borrowings under the Healthtrust $1.2 billion credit agreement were refinanced.

1995

  During 1995 Columbia/HCA issued $150 million of 6.63% notes due 2002; $100 million of 6.73% notes due 2003; $125 million of 6.87% notes due 2003; $150 million of 8.7% notes due 2010; $150 million of 9.0% notes due 2014; $150 mil-lion of 7.19% debentures due 2015; $125 million of 7.58% debentures due 2025; $150 million of 7.05% debentures due 2027 and $200 million of 7.5% debentures due 2095.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
NOTE 13 -- LONG-TERM DEBT (CONTINUED)

1994

  During 1994 Columbia/HCA issued $175 million of 6.5% notes due 1999; $50 million of 7.6% notes due 2001; $50 million of 8.02% notes due 2002; $100 mil-lion of 8.13% notes due 2003; $150 million of 7.15% notes due 2004; $200 mil-lion of 10.25% notes due 2004; $55 million of 8.05% notes due 2006; $150 mil-lion of 8.85% notes due 2007; and $150 million of 8.36% notes due 2024. Addi-tionally, Columbia/HCA issued $100 million and $200 million of LIBOR-based notes with final maturities of 1996 and 1997, respectively.

  During 1994 a $40 million 9% subordinated mandatory convertible note due 1999 was converted into approximately 2.2 million shares of Columbia/HCA com-mon stock.

1993

  During 1993 Columbia/HCA issued $150 million of 6.13% notes due 2000, $300 million of 8.75% subordinated debentures due 2005 and $150 million of 7.5% notes due 2023.

General Information

  Borrowings under the commercial paper programs are classified as long-term debt due to the credit available under the revolving credit agreements dis-cussed above and management's intention to refinance these borrowings on a long-term basis.

  Maturities of long-term debt in years 1997 through 2000 are $250 million, $120 million, $218 million and $411 million, respectively. Such amounts re-flect maturities of debt for certain short-term debt classified as long-term, based upon maturities under the revolving credit agreements. Approximately 4% of Columbia/HCA's property and equipment is pledged on senior collateralized debt.

  During the past three years Columbia/HCA has reduced interest costs and eliminated certain restrictive covenants by refinancing or prepaying high in-terest rate debt, primarily through the use of existing cash and cash equiva-lents and issuance of long-term debt, commercial paper and equity. Amounts re-financed or prepaid totaled $1.8 billion in 1995, $2.2 billion in 1994 and $1.4 billion in 1993. After-tax losses from refinancing activities aggregated $103 million ($.23 per share) in 1995, $115 million ($.27 per share) in 1994 and $97 million ($.24 per share) in 1993.

  The estimated fair value of Columbia/HCA's long-term debt was $7.7 billion and $5.7 billion at December 31, 1995 and 1994, respectively, compared to car-rying amounts aggregating $7.4 billion and $5.7 billion, respectively. The es-timate of fair value is based upon the quoted market prices for the same or similar issues of long-term debt with the same remaining maturities.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 14 -- CONTINGENCIES

  Management continually evaluates contingencies based upon the best available evidence. In addition, allowances for loss are provided currently for disputed items that have continuing significance, such as certain third-party reim-bursements and deductions that continue to be claimed in current cost reports and tax returns.

  Management believes that allowances for loss have been provided to the ex-tent necessary and that its assessment of contingencies is reasonable. Manage-ment believes that resolution of contingencies will not materially affect Columbia/HCA's financial position or results of operations.

  Principal contingencies are described below:

    Revenues -- Certain third-party payments are subject to examination by agencies administering the programs. Columbia/HCA is contesting certain is-sues raised in audits of prior year cost reports.

    Professional liability risks -- Columbia/HCA has provided for loss for professional liability risks based upon actuarially determined estimates. Actual settlements and expenses incident thereto may differ from the provi-sions for loss.

    Income taxes -- Columbia/HCA is contesting adjustments proposed by the IRS.

    Spinoff -- Certain subsidiaries of Columbia/HCA are parties to risk-shar-ing arrangements with Humana.

    Regulatory review -- Federal regulators are investigating certain finan-cial arrangements with physicians at two psychiatric hospitals.

    Litigation -- Various suits and claims arising in the ordinary course of business are pending against Columbia/HCA.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 15 -- CAPITAL STOCK

  The terms and conditions associated with each class of Columbia/HCA common stock are substantially identical except for voting rights. All nonvoting com-mon stockholders may convert their shares on a one-for-one basis into voting common stock, subject to certain limitations. In addition, certain voting com-mon stockholders may convert their shares on a one-for-one basis into nonvot-ing common stock.

  Columbia/HCA has plans under which options to purchase common stock may be granted to officers, employees and directors. Generally options have been granted at not less than the market price on the date of grant. Exercise pro-visions vary, but most options are exercisable in whole or in part beginning one to four years after grant and ending four to fifteen years after grant. Activity in the plans is summarized below (share amounts in thousands):

                                                   SHARES UNDER   OPTION PRICE
                                                      OPTION       PER SHARE
                                                   ------------ ----------------
Balances, December 31, 1992.......................    16,213    $ 0.22 to $25.71
  Granted.........................................     2,613      0.01 to  33.38
  Exercised.......................................    (4,123)     0.01 to  23.37
  Cancelled or lapsed.............................      (852)     0.22 to  25.71
                                                      ------
Balances, December 31, 1993.......................    13,851      0.01 to  33.38
  Granted.........................................     5,271     34.24 to  43.38
  Conversion of MCA stock options.................       938      5.64 to  57.16
  Exercised.......................................    (1,921)     0.22 to  37.63
  Cancelled or lapsed.............................    (1,574)     0.22 to  57.16
                                                      ------
Balances, December 31, 1994.......................    16,565      0.01 to  57.16
  Granted.........................................     6,267     39.77 to  48.75
  Exercised.......................................    (3,656)     0.01 to  47.04
  Cancelled or lapsed.............................    (1,586)     0.22 to  57.16
                                                      ------
Balances, December 31, 1995.......................    17,590    $ 0.22 to $57.16
                                                      ======

  At December 31, 1995, options for 5,519,900 shares were exercisable. Shares of common stock available for future grants were 8,941,900 at December 31, 1995 and 14,075,200 at December 31, 1994.

  Shares of common stock reserved for the employee stock purchase plan were 8,615,200 at December 31, 1995.

  Columbia/HCA has adopted a stockholder rights plan under which common stock-holders have the right to purchase Series A Preferred Stock in the event of accumulation of or tender offer for certain percentages of Columbia/HCA's com-mon stock. The rights will expire in 2003 unless redeemed earlier by Columbia/HCA. Columbia/HCA has authorized 25 million shares of preferred stock. No preferred shares have been issued.

  In September 1993 the Board of Directors initiated a regular quarterly cash dividend on the common stock of $.03 per share.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 16 -- EMPLOYEE BENEFIT PLANS

  Columbia/HCA maintains noncontributory defined contribution retirement plans covering substantially all employees. Benefits are determined as a percentage of a participant's earned income and are vested over specified periods of em-ployee service. Retirement plan expense was $110 million for 1995, $107 mil-lion for 1994 and $121 million for 1993. Amounts equal to retirement plan ex-pense are funded annually.

  Columbia/HCA maintains various contributory savings plans which are avail-able to employees who meet certain minimum requirements. Certain of the plans require that Columbia/HCA match an amount ranging from 25% to 100% of a par-ticipant's contribution up to certain maximum levels. The cost of these plans totaled $24 million for 1995, $39 million for 1994 and $33 million for 1993. Columbia/HCA contributions are funded periodically during the year.

NOTE 17 -- ACCRUED EXPENSES

  A summary of other accrued expenses at December 31 follows (dollars in mil-lions):

                                                                   1995   1994
                                                                  ------ ------
   Workers' compensation......................................... $  130 $  136
   Taxes other than income.......................................    226    181
   Professional liability risks..................................    115    133
   Employee benefit plans........................................    185    187
   Interest......................................................    199    170
   Other.........................................................    291    324
                                                                  ------ ------
                                                                  $1,146 $1,131
                                                                  ====== ======

                      COLUMBIA/HCA HEALTHCARE CORPORATION
                 QUARTERLY CONSOLIDATED FINANCIAL INFORMATION
                                  (UNAUDITED)
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                   1995
                                        ------------------------------------
                                        FIRST     SECOND    THIRD     FOURTH
                                        ------    ------    ------    ------
Revenues............................... $4,380    $4,361    $4,371    $4,583
Net income (loss):
  Before extraordinary charges (a).....    358        78       274       354
  Extraordinary charges on extinguish-
   ments of debt.......................      -       (96)       (7)        -
                                        ------    ------    ------    ------
    Net income (loss)..................    358       (18)      267       354
Per common share:
  Earnings (loss):
    Before extraordinary charges (a)...    .80       .17       .61       .79
    Extraordinary charges on extin-
     guishments of debt................      -      (.21)     (.02)        -
                                        ------    ------    ------    ------
      Net income (loss)................    .80      (.04)      .59       .79
  Cash dividends.......................    .03       .03       .03       .03
  Market prices (b):
    High...............................    44 1/4     46       49 7/8     54
    Low................................    35 3/8    38 5/8    42 1/2    46 5/8
                                                   1994
                                        ------------------------------------
                                        FIRST     SECOND    THIRD     FOURTH
                                        ------    ------    ------    ------
Revenues............................... $3,432    $3,521    $3,668    $3,922
Net income:
  Before extraordinary charges (c).....    187       243       213       286
  Extraordinary charges on extinguish-
   ments of debt.......................    (92)        -       (23)        -
                                        ------    ------    ------    ------
    Net income.........................     95       243       190       286
Per common share:
  Earnings:
    Before extraordinary charges (c)...    .45       .58       .49       .64
    Extraordinary charges on extin-
     guishments of debt................   (.22)        -      (.05)        -
                                        ------    ------    ------    ------
      Net income.......................    .23       .58       .44       .64
  Cash dividends.......................    .03       .03       .03       .03
  Market prices (b):
    High...............................    45 1/4     43        44       43 3/4
    Low................................    33 1/4    36 1/2    38 1/4    33 1/2

- --------
(a) Second quarter results include $235 million ($.53 per share) of costs re-lated to the Healthtrust Merger and the consolidation of certain facili-ties. See Note 8 of the Notes to Consolidated Financial Statements.
(b) Represents high and low sales prices of Columbia/HCA. Columbia/HCA common stock is traded on the New York Stock Exchange (ticker symbol COL).
(c) First quarter results include $102 million ($.24 per share) of costs re-lated to the HCA Merger. See Note 8 of the Notes to Consolidated Financial Statements.

                             REPORT OF MANAGEMENT

To our Stockholders

Management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and related notes. To meet these respon-sibilities, management maintains a system of internal control intended to in-sure that key employees adhere to the highest standards of personal and pro-fessional integrity. Although no cost effective internal control system will preclude all errors and irregularities, we believe the established system of internal control provides reasonable assurance that the assets are safeguard-ed, transactions are recorded in accordance with management's policies and the financial information is reliable.

The consolidated financial statements of Columbia/HCA Healthcare Corporation have been prepared in conformity with generally accepted accounting principles and include amounts based upon our best estimates and judgments. These finan-cial statements have been audited and reported on by our independent auditors, Ernst & Young LLP, in accordance with generally accepted auditing standards.

The Audit Committee of the Board of Directors, consisting entirely of outside directors, meets regularly with management, internal auditors and Ernst & Young LLP and reviews audit plans and results as well as management's actions taken in discharging responsibilities for accounting, financial reporting and internal control. Ernst & Young LLP and the internal auditors have direct and confidential access to the Audit Committee at all times to discuss the results of their examinations.


Kenneth C. Donahey
Senior Vice President and Controller

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Columbia/HCA Healthcare Corporation

We have audited the accompanying consolidated balance sheet of Columbia/HCA Healthcare Corporation as of December 31, 1995 and 1994, and the related con-solidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsi-bility is to express an opinion on these financial statements based on our au-dits.

We conducted our audits in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of mate-rial misstatement. An audit includes examining, on a test basis, evidence sup-porting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement pre-sentation. We believe that our audits provide a reasonable basis for our opin-ion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Columbia/HCA Healthcare Corporation at December 31, 1995 and 1994, and the consolidated re-sults of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted ac-counting principles.
                                                                           LOGO
Nashville, Tennessee                                          ERNST & YOUNG LLP
February 14, 1996,
except for Note 11
as to which the date
is March 8, 1996
                                      39